UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 333-124460

(Check One):

☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transaction period ended _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant

INTELLIGENTIAS, INC.

Former Name if Applicable

MERCHANDISE CREATIONS, INC.

Address of Principal Executive Office (Street and Number)

303 Twin Dolphin Drive, 6th Floor

City, State and Zip Code

Redwood City, CA 94065

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2008 because it is still receiving, compiling and incorporating certain information from its Italian consolidated subsidiary. It is anticipated that the Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date of its Form 10-Q.

PART IV
OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

Thomas A. Spanier	(650)	632-4526
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

⊠ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

⊠ Yes ☐ No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the process of completing the financial statements, and until the compilation is completed, any quantitative information at this time could be misleading. It is anticipated that the Company will report net losses during the period ending June 30, 2008 as opposed to a net profit during the 2007 period. This is primarily due to the approximately $2,000,000 gain on derivative warrant liability and high margin revenues during the 2007 period compared to a modest loss on derivative warrant liability, smaller gross profit, and higher interest expenses incurred in the 2008 period.

INTELLIGENTIAS, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2008   By: /s/ Thomas A. Spanier
                                                                  Thomas A. Spanier
                                                                  Chief Financial Officer